Exhibit 99.1

BIT Mining Limited (500.com Limited) Announces Voting Results of Extraordinary General Meeting

SHENZHEN, China, April 12, 2021 /PRNewswire/— BIT Mining Limited (500.com Limited, NYSE: WBAI) (“BIT Mining Limited” or the “Company”), a leading cryptocurrency mining enterprise, today announced that at its extraordinary general meeting, held on April 8, 2021, the Company’s shareholders passed both (i) the special resolution to change the English name of the Company to “BIT Mining Limited”, effective as of April 8, 2021 and (ii) the ordinary resolution to increase the authorized share capital of the Company by US$50,000 through the addition of 900,000,000 Class A Ordinary Shares of a nominal or par value of US$0.00005 each and 100,000,000 Class B Ordinary Shares of a nominal or par value of US$0.00005 each. Together with the previously authorised share capital, the company’s total share capital is now US$100,000, which is divided into 1,599,935,000 Class A Ordinary Shares of a nominal or par value of US$0.00005 each, 65,000 Class A Preference Shares of a nominal or par value of US$0.00005 each, issued in accordance to the Board Minutes dated April 5, 2021 and 400,000,000 Class B Ordinary Shares of a nominal or par value of US$0.00005 each.

As previously announced by the Company on March 8, 2021, a majority of its Board of Directors (the “Board”) resolved to change (i) the Company’s English name to “BIT Mining Limited” (the “English Name Change”), subject to shareholder approval being received for the English Name Change, (ii) the Company’s Chinese business name to “比特矿业”, and (iii) the Company’s ticker symbol to “BTCM”.

The Company’s American Depositary Shares (“ADSs”), each representing the right to receive 10 Class A ordinary shares with par value of US$0.00005 per share, of the Company, are listed on the NYSE under the ticker symbol “WBAI”. The Company’s ADSs are expected to begin trading under the Company’s new English name, “BIT Mining Limited”, and its new ticker symbol, “BTCM”, effective at the opening of trading on Tuesday, April 20, 2021.

New Agent for Service of Process

The Company previously appointed Law Debenture Corporate Services Inc. as its agent for the service of process in respect of the Company’s Registration Statement on Form F-1 (File No. 333-191844), as amended, initially filed with the SEC on October 22, 2013 (the “Form F-1 Registration Statement”), this appointment has now expired. The Company also announced today that it has appointed Cogency Global Inc., currently located at 122 East 42nd Street, 18th Floor, New York, New York 10168, as its successor agent for the service of process in respect of the Form F-1 Registration Statement, effective as of and after April 9, 2021.

About BIT Mining Limited

BIT Mining Limited (NYSE: WBAI) is committed to becoming a leading cryptocurrency mining enterprise. Since announcing its entry into the cryptocurrency industry in December 2020, the Company has entered into definitive agreements to (i) purchase cryptocurrency mining machines, (ii) increase holdings of Loto Interactive Limited (HKEX: 08198), a subsidiary of the Company that owns big data centers, (iii) acquire the entire mining pool business of Bitdeer Technologies Holding Company, operated under BTC.com, including the domain name BTC.com and the cryptocurrency wallet of BTC.com, and (iv) acquire Bee Computing (HK) Limited, a 7-nanometer mining machine manufacturer, to unfurl an approach to the full industry chain of cryptocurrency mining. BIT Mining was also an online sports lottery service provider in China.The Company offers a comprehensive and integrated suite of online lottery services, information, user tools and virtual community venues to its users.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will", "expects", "anticipates", "future", "intends", "plans", "believes", "estimates", "target", "going forward", "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For further information:

BIT Mining.com Limited

ir@500wan.com

Ms. Danni Zheng

Phone: +86 755 8633 8005

The Piacente Group, Inc.

Helen Wu

Tel: +86 (10) 6508-0677

Email: 500@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1 (212) 481-2050

Email: 500@tpg-ir.com